SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               DATED JUNE 1, 2004
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                        Commission File Number: 001-14666

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                            ISPAT INTERNATIONAL N.V.
                 (Translation of registrant's name into English)
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                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)
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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X      Form 40-F
                                     -----              -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes                No          X
                                     -----              -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes                No          X
                                     -----              -----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                No          X
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     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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


                 SUMMARY OF INFORMATION INCLUDED IN THIS REPORT


     On May 21, 2004, Ispat International N.V. repurchased 2.0 million of its Class A Common Shares through the facilities of the New York Stock Exchange at a price of $12.00 per share.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   June 1, 2004
                                           ISPAT INTERNATIONAL N.V.


                                           By:  /s/ Bhikam C. Agarwal
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                                                   Bhikam C. Agarwal
                                                   Chief Financial Officer